F r a s e r a n d C o m p a n y

Fraser and Company LLP Barristers and Solicitors

DAVID K. FRASER

RICHARD D. RABSON

(1) DAVID W. SMALLEY

RAVINDER R.S. UPPAL

(2) AILIN WAN

(3) BARBARA G. WOHL

KIT H. LUI

(4) BYRON BYUNG-OH LEE

GEETA K. BAINS

   (1) Personal law corporation

   (2) Also member of Massachusetts bar

   (3) Also member of Ontario bar

   (4) Also member of New York bar

October 31, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0405

Attention: John Reynolds, Assistant Director

Office of Emerging Growth Companies

Dear Sirs/Mesdames:

Re: Thrifty Printing, Inc.

Amendment No. 5 to Form SB-2 Registration Statement

File No. 333-122005

Further to your letter dated October 27, 2005, enclosed please find one clean and one blacklined copy of amendment No. 5 to Form SB-2 Registration Statement, filed with you, by Edgar, including Exhibits. One red-tagged copy was filed with you via Edgar.

The Company has incorporated your requested changes, and the following is the Company's response using the same numbering system as in your October 27, 2005 letter.

General

  It is updated accordingly. Note that the table under "Summary of Financial Data" is not updated because the fiscal year end of the Company is September 30th. The Company has audited financial statements from inception to September 30, 2004 and quarterly unaudited financial statements for the nine months ended June 30, 2005.

  Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
  Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: wan@fraserlaw.com

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  Fraser and Company LLP

  Prospectus Summary, page 4

  The $50,000 loan was agreed to orally by the directors and officers of the Company. It is disclosed that these loans are unsecured and non-interest bearing and with no specific terms of repayment. It is addressed that the $5,668 loan of the directors is part of the $50,000 loan referred to herein.

  Description of Business, page 18

  Marketing, page 19

  It is revised accordingly.

  It is revised from October 2005 to December 2005.

  Management's Discussion and Analysis and Plan of Operation, page 22

  Plan of Operation, page 22

  It is revised that the milestones were expected to be completed by December 2005 and no funds have been provided.

  The cash on hand as of October 31st, the most recent practicable date, is still $1,010.

  Cash Requirements, page 24

  It is revised from October 2005 to December 2005.

  Research and Development, page 25

  It is reconciled and updated.

  Other expenses, page 25

  It is reconciled.

  It is included in the table.

If you have any other questions, please do not hesitate to contact the undersigned. Please fax your further comments to the undersigned at (604) 669.5791.

Yours truly,
FRASER and COMPANY

Per: /s/ Ailin Wan

Ailin Wan

dlm

encl.

Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: wan@fraserlaw.com

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